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CLIENT/MATTER NUMBER
114735-0101

December 7, 2018

Via EDGAR System

Ms. Karen Rosotto U.S. Securities and Exchange Commission Division of Investment Management Washington, D.C. 20549
Re:	EntrepreneurShares Series Trust (Investment Company Act File No. 811-22436)
Post-Effective Amendment No. 31 to Form N-1A Registration Statement
Filed September 28, 2018

Dear Ms. Karen Rosotto:

On behalf of our client, EntrepreneurShares Series Trust and its series, the Entrepreneur Non US Small Cap Fund (the “Fund”), set forth below are the Fund’s responses to oral comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on the above-referenced registration statement (the “Registration Statement”).  The comments were provided by Karen Rosotto at rosottok@sec.gov, (202) 551-6779.  The numbered items set forth below summarize (in bold italics) the comments of the Staff reflected in their oral comments, and following such comments are the Fund’s responses.

If you would like to discuss the responses, you may contact Peter D. Fetzer at (414) 297‑5596.  As appropriate, the Fund will amend the Prospectus and the Statement of Additional Information in response to these comments.

General Comments

1.    When a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement.

Response:  Where applicable, the Fund will update similar disclosure in the Registration Statement to respond to the Staff’s comments.

Prospectus

2.    Please clarify and provide more detail regarding the Underlying Index:

•	Provide more detail on the pool of securities that make up the Index Universe.
•	Provide more detail on how the pool of securities that make up the Index Universe are narrowed down to go into the Underlying Index.
•	Describe how companies are compared to one another with regard to capitalization to determine if they go into the Underlying Index.
•	Describe the rule based set of criteria used for the Underlying Index.
•	Provide more detail on the six bases, criteria, for inclusion in the Underlying Index

U.S. Securities and Exchange Commission
December 7, 2018

•	Describe how components are weighted in the Underlying Index. Whether it is equal weighted, price weighted, fundamentally weighted, or another method.
•	Disclose the certain set characteristics of the corporate structure of companies that are included in the Underlying Index.
•	Please provide the white paper, index methodology, for the Underlying Index.
Response:  The Fund will revise this disclosure as requested, and will provide that updated disclosure in a subsequent response letter in a day or two.

3.    Please clarify what you mean by the Index representing price appreciation and total return.

Response:  The Fund will revise the disclosure as follows:

“The performance of the Entrepreneur Small Cap Ex US Index reflects the price appreciation of the securities in the Index, which is the total appreciation realized in the securities over the time they are in the Index, and the total return, which is capital appreciation and investment income related the securities in the Index, and assumes dividends have been reinvested into the Index.”

4.    Please revise the disclosure to specify which depositary receipts are dollar-denominated, and which are not.

Response:  The Fund will revise the disclosure as follows:

“The Fund invests in foreign equity securities, and such securities may include indirect investments such as American Depositary Receipts (ADRs) (sponsored only) and Global Depositary Receipts (GDRs) (sponsored only).  ADRs are dollar-denominated receipts issued generally by domestic banks and representing the deposit with the bank of a security of a non-U.S. issuer, and are publicly traded on exchanges or over-the-counter in the United States.  GDRs may be offered privately in the United States and also traded in public or private markets in other countries.”

5.    Please revise the disclosure to clarify that developing countries are the same as emerging countries, and include risk disclosure regarding emerging countries.

Response:  The Fund will revise the disclosure as follows:

“The Fund may invest in non-U.S. securities of issuers tied economically to countries with developing (or “emerging market”) economies.  Emerging market countries are generally located in Asia, Africa, the Middle East, Latin America and Eastern Europe.  Countries with emerging market economies are those with securities markets that are, in the opinion of the Fund, less sophisticated than more developed markets in terms of participation by investors, analyst coverage, liquidity and regulation.  With regard to the maximum percentage limitation on investments in emerging market securities, the Fund calculates those limitations by defining “emerging market securities” as securities issued by companies located in emerging market countries.

U.S. Securities and Exchange Commission
December 7, 2018

“Investing in emerging market securities imposes risks different from, or greater than, risks of investing in U.S. securities or in developed countries outside the United States.  These risks include: smaller market capitalization of securities markets, which may suffer periods of relative illiquidity; significant price volatility; restrictions on foreign investment; and possible repatriation of investment income and capital.  In addition, foreign investors may be required to register the proceeds of sales and future economic or political crises could lead to price controls, forced mergers, expropriation or confiscatory taxation, seizure, nationalization or the creation of government monopolies.  Inflation and rapid fluctuations in inflation rates have had, and may continue to have, negative effects on the economies and securities markets of certain emerging market countries.

Additional risks of emerging market securities may include: greater social, economic and political uncertainty and instability; more substantial governmental involvement in the economy; less governmental supervision and regulation; unavailability of currency or other hedging techniques; companies that are newly organized and/or small; differences in auditing and financial reporting standards, which may result in unavailability of material information about issuers; and less developed legal, custodial and share registration systems.  In addition, emerging securities markets may have different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions.  Settlement problems may cause a Fund to miss attractive investment opportunities, hold a portion of its assets in cash pending investment, or be delayed in disposing of a portfolio security.  Such a delay could result in possible liability to a purchaser of the security.”

6.    Please disclose whether ADRs and GDRs may be unsponsored, and the risks related to unsponsored ADRs, if the Fund invests in them.

Response:  The Fund has stated in the Prospectus that it does not invest in unsponsored ADRs, and has included the revised disclosure below to confirm it also does not invest in unsponsored GDRs.

“The Fund invests in foreign equity securities, and such securities may include indirect investments such as American Depositary Receipts (ADRs) (sponsored only) and Global Depositary Receipts (GDRs) (sponsored only).”

7.    Please include enhanced disclosure that makes it clear the Index Provider is affiliated with the Advisor, and that this may create conflicts of interest.  Please file the index license agreement as an exhibit.

Response:  The Fund will revise the disclosure as set forth below.  The Fund will file the index license agreement as an exhibit to the Registration Statement.

“The Index Provider is an affiliated person of the Advisor, as they are both controlled by Mr. Shulman.  This poses potential conflicts of interest.  For example, a potential conflict could arise between Mr. Shulman or the Advisor and the Fund if that person attempted to use information regarding changes and composition of the Underlying Index to the detriment of the Fund.  Additionally, potential conflicts

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could arise with respect to the personal trading activity of personnel of the Advisor who may have access to, or knowledge of, pending changes to the Underlying Index’s composition methodology or the constituent securities in the Underlying Index prior to the time that information is publicly disseminated.  If shared, such knowledge could facilitate “front-running” (which describes an instance in which other persons trade ahead of the Fund).  Although the Advisor and the Index Provider have taken steps designed to ensure that these potential conflicts are mitigated (e.g., via the adoption of policies and procedures that are designed to minimize potential conflicts of interest and the implementation of informational barriers designed to minimize the potential for the misuse of information about the Underlying Index), there can be no assurance that such measures will be successful.”

8.    Please disclose the definition of non-U.S. securities.

Response:  The Fund will revise the disclosure as follows:

“Non-U.S. securities are securities of issuers tied economically to countries other than the U.S.”

9.    Revise the disclosure on the portfolio manager to indicate the length of service with the Fund.

Response:  The Fund will revise the disclosure to indicate the length of service with the Fund.

10.    Please confirm that the exemptive order permits representative sampling.

Response:  The exemptive order permits representative sampling.

11.    Revise the disclosure to more clearly indicate which investment strategies and risks are non-principal, and ensure that the non-principal are at the end of the discussion.  Also, please specify what type of equity securities may be purchased, and provide detail on the use of derivatives (indicating whether or not this is a principal strategy).  If a strategy will be used to help track the Underlying Index, please disclose it as a principal risk.  Please move the risk on “Authorized Participants, Market Makers and Liquidity Providers Concentration Risk” to be a principal risk.  Please note that Item 9 of Form N-1A only references disclosing principal strategies and risks.

Response:  The Fund will revise the disclosure as requested.

12.    Indicate by date where the discussion regarding the approval of the investment advisory agreement may be found.

Response:  The Fund will revise the disclosure as requested.

13.    Please include a risk on small capitalization companies.

Response:  The Fund will revise the disclosure as requested.

U.S. Securities and Exchange Commission
December 7, 2018

14.    Please add to the discussion on the investment strategy, a reference to the concentration risk.

Response:  The Fund will revise the disclosure as requested.

15.    Please ensure that the disclosure related to the so-called “name rule” follows the language of the statute.

Response:  The Fund will revise the disclosure as requested.

16.    Please disclose whether the Fund will be concentrated upon launch.

Response:  The Fund will revise the disclosure as requested.

17.    Please disclose the risks of securities that trade outside a collateralized system, and the risks of holding securities that trade on foreign exchanges that are closed when the securities exchange on which the Fund’s shares trade is open.

Response:  The Fund will add the following disclosure:

“If the securities in the Fund’s portfolio are traded outside a collateralized system, the number of financial institutions that can act as authorized participants that can post collateral on an agency basis is limited, which may limit the market for the Fund’s shares.”

“Where the securities held by the Fund trade on foreign exchanges that are closed when the securities exchange on which the Fund’s shares trade is open, there are likely to be deviations between the current price of such an underlying security and the last quoted price for the underlying security (i.e., the Fund’s quote from the closed foreign market), resulting in premiums or discounts to the Fund’s net asset value that may be greater than those experienced by other ETFs.”

18.    Please disclose that the Fund may pay redemption proceeds within fifteen calendar days following the tender of Creation Units for redemption, and disclose the impact that redemptions with cash instead of in-kind securities may have on the Fund.

Response:  The Fund will revise the disclosure as follows:

“The exemptive order from the SEC on which the Fund relies allows the Fund to pay redemption proceeds within fifteen calendar days following the tender of Creation Units for redemption.  Delayed settlement may occur due to a number of different reasons, including, without limitation, settlement cycles for the underlying securities, unscheduled market closings, an effort to link distribution to dividend record dates and ex-dates and newly announced holidays.  For example, the redemption settlement process may be extended beyond T+2 because of the occurrence of a holiday in a non-U.S. market or in the U.S. bond market that is not a holiday observed in the U.S. equity market.”

U.S. Securities and Exchange Commission
December 7, 2018

“Purchases and redemptions with cash instead of in-kind securities could cause the Fund to incur certain costs, which include brokerage costs, taxable gains or losses, that it might not otherwise have incurred if it had been made by a redemption in-kind.  These costs could be imposed on the Fund and, thus, decrease the Fund’s NAV to the extent that the costs are not offset by a transaction fee payable by an AP.”

Statement of Additional Information

19.    Please disclose if any notice will be provided to shareholders if there is a change in investment objective.

Response:  The Fund will revise the disclosure as requested.

20.    Please revise the disclosure on ADRs and derivatives to reflect the changes made in the Prospectus.

Response:  The Fund will revise the disclosure as requested.

21.    Please revise the disclosure on the Underlying Index to reflect the changes made in the Prospectus.

Response:  The Fund will revise the disclosure as requested.

22.    Please include enhanced disclosure that makes it clear the Index Provider is affiliated with the Advisor, and that this may create conflicts of interest.

Response:  The Fund will revise the disclosure as requested.

Very truly yours,

/s/ Peter D. Fetzer

Peter D. Fetzer